                                                                    EXHIBIT 99.1
                                                                    ------------
                                                           [English Translation]
                                                                 Fair Disclosure
                                                                    May 27, 2004



                         BUSINESS PLAN - FAIR DISCLOSURE

1.   TYPE OF INFORMATION:

Press Release - Hanaro Telecom, Inc. and Joong-Ang MSO to form business alliance.

2.   CONTENTS:

--   Business alliance between Hanaro and Joong-Ang multiple system operator
     (MSO).

     o Agreed on the formation of business alliance to provide the "Triple Play" package offering broadband Internet, media and VoIP services.

     o Capitalizing on the combined cable networks and sales channels for the 'Win-Win' strategy.

On May 27, 2004, Hanaro Telecom, Inc. ("Hanaro" or the "Company")
(Representative Director/CEO - Dr. Chang Bun Yoon, www.hanaro.com) and Joong-Ang MSO, the multiple system operator encompassing 14 SO/ROs nationwide (Representative Director - Mr. In Seok Lee), announced the formation of business alliance to launch the "Triple Play" package that offers broadband Internet, media, VoIP services.

As part of the new initiative, both companies plan to launch the integrated package bundled with HanaFOS, VoIP and Cable TV services from July this year, and to incrementally increase the service coverage.

Both companies seek to maximize operating efficiencies by fully utilizing the combined HFC networks. Joong-Ang MSO will perform the sales as well as customer services function in conjunction with Hanaro.

Mr. Kyung Lim Yoon, the head of Hanaro's Marketing Division, said "The formation of the strategic alliance between companies with different areas of expertise is imperative for the coming era of wired and wireless convergence. For now we will enhance our operating profitability by utilizing the combined HFC network and sales channels. In the long term, we will continue to seek and build viable business models in preparation for the free competition of the digital era."

Mr. Yun-Taik Ha, Senior Vice President of Joong-Ang MSO, added "Although we can launch our own "Triple Play" package, we cannot ignore the limitation imposed by our brand recognition, network coverage and interconnectivity at this stage. In particular, it is difficult to maintain our competitiveness in terms of the quality of our VoIP service and the current number system against the existing carriers." He also noted, "If Hanaro's VoIP service should evolve into the integrated phone or on-screen telephony services, we anticipate that this alliance will generate additional revenues from those value added services."

     Mr. Ha also added, "Provided the new legislation will grant broadcasting rights to the major carriers, business alliances between carriers and SO/ROs such as ours will be more beneficial for acquiring competitive edges via the allocation of roles between the two parties - eg. cable operators can concentrate on digital broadcasting under stable conditions."

     Meanwhile, in relation to this new business relationship, Mr. Sang Young Lee of TCT Daegu Cable Broadcasting Corp. said, "In addition to the existing cooperative relationships with around 40 SO/ROs nationwide, Hanaro has formed an alliance with Joong-Ang MSO and continues to form cooperative relationships with system operators, which is looked upon quite favorably by the market." He also predicted that "this new alliance will further speed up the formation of strategic alliances among Hanaro, medium to large sized MSOs and other system operators (SO)."

This disclosure contains "forward-looking statements" that are based on the Company's current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are subject to various risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements, as a result of a number of factors, including without limitation, the Company's reliance on equity and debt financings to fund its operations; the decline in the prices for communications services; increasing competition in the telecommunications sector in Korea and other factors beyond the Company's control. Investors are directed to Hanaro Telecom's reports and documents filed from time to time with the U.S. Securities and Exchange Commission for additional factors that should be considered prior to investing in Hanaro Telecom's securities. Hanaro Telecom does not intend to update or otherwise revise the forward-looking statements in this release, whether as a result of new information, future events or otherwise. Because of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release might not occur in the way the Company expects, or at all. Investors should not place undue reliance on any of the forward-looking statements.